UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2014 (August 20, 2014)

LIN Media LLC

(Exact name of registrant as specified in its charter)

Delaware	001-36032	90-0935925
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

LIN Television Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-25206	13-3581627
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

701 Brazos Street, Suite 800, Austin, Texas 78701
(Address, including Zip Code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (512) 774-6110

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01              Entry into a Material Definitive Agreement.

As previously publicly disclosed, on August 20, 2014, LIN Television Corporation (“LIN Television”), a direct, wholly owned subsidiary of LIN Media LLC (“LIN Media”), entered into an Asset Purchase Agreement for the sale of television stations WLUK-TV and WCWF-TV, Green Bay-Appleton, Wisconsin, by and among Mercury New Holdco, Inc. (“New Holdco”) and LIN Television, on the one hand, and Harrisburg Television, Inc. on the other hand, dated as of August 20, 2014; an Asset Purchase Agreement for the sale of television station WJCL(TV), Savannah, Georgia, by and among Media General, Inc. (“Media General”), New Holdco, LIN Television and LIN License Company, LLC on the one hand, and WJCL Hearst Television LLC and Hearst Television Inc. on the other hand, dated as of August 20, 2014; an Asset Purchase Agreement for the sale of certain assets relating to television station WTGS-TV, Hardeeville, South Carolina (Savannah, Georgia Market), by and among New Holdco and LIN Television, on the one hand, and Sinclair Communications, LLC on the other hand, dated as of August 20, 2014 (collectively, the “LIN Divestiture Agreements”), to divest certain of LIN Media’s television stations for approximately $70 million, $4.5 million and $17.5 million in cash, respectively, in order to address regulatory considerations related to the business combination of LIN Media and Media General (the “Merger”).  In addition, New Holdco, Media General and Meredith Corporation entered into an Asset Purchase Agreement for the sale of television station WALA-TV, Mobile, Alabama, dated August 20, 2014 (together with the LIN Divestiture Agreements, the “Divestiture Agreements”), for a purchase price of approximately $86 million in cash, in order to address regulatory considerations related to the Merger.  WALA-TV is currently owned by LIN Television.

The Divestiture Agreements each contain representations, warranties, covenants and are conditioned on the closing of the Merger pursuant to the Agreement and Plan of Merger, dated March 21, 2014, by and among, Media General, New Holdco, Mercury Merger Sub 1, Inc., Mercury Merger Sub 2, LLC and LIN Media, which was filed as  Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) by LIN Media on March 21, 2014, and amended by that certain Amendment No. 1 to the Agreement and Plan of Merger, dated August 20, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by LIN Media on August 20, 2014 (as amended, the “Merger Agreement”), in addition to, customary closing conditions for transactions of this type, including, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt from the Federal Communications Commission of consent to the transfer of control of broadcast licensee subsidiaries of Media General and LIN Media in connection with the transactions contemplated by each Divestiture Agreement.  The foregoing description of the Divestiture Agreements is not complete and is qualified in its entirety by reference to each Divestiture Agreement, which are filed as Exhibits 2.1 (WLUK-TV and WCWF-TV), 2.2 (WJCL(TV)), 2.3 (WTGS-TV) and 2.4 (WALA) hereto and are incorporated by reference.

Item 8.01              Other Events

Press Release Announcing the Certain Divestitures (subject to closing of the Merger)

On August 20, 2014, LIN Media issued a joint press release with Media General announcing the entry into definitive agreements with multiple buyers to divest certain of Media General and LIN Media’s television stations in five markets upon closing of the Merger in order to address regulatory considerations related to the Merger.  The joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01              Financial Statements and Exhibits.

(d)           Exhibits

Exhibit No.	Description

2.1*

Asset Purchase Agreement for the sale of television stations WLUK-TV and WCWF-TV, Green Bay-Appleton, Wisconsin, by and among Mercury New Holdco, Inc. and LIN Television Corporation, on the one hand, and Harrisburg Television, Inc. on the other hand, dated as of August 20, 2014.

2.2*

Asset Purchase Agreement for the sale of television station WJCL(TV), Savannah, Georgia, by and among Media General, Inc., Mercury New Holdco, Inc., LIN Television Corporation and LIN License Company, LLC on the one hand, and WJCL Hearst Television LLC and Hearst Television Inc. on the other hand, dated as of August 20, 2014.

2.3*

Asset Purchase Agreement for the sale of certain assets relating to television station WTGS-TV, Hardeeville, South Carolina (Savannah, Georgia Market), by and among Mercury New Holdco, Inc. and LIN Television Corporation, on the one hand, and Sinclair Communications, LLC on the other hand, dated as of August 20, 2014.

2.4*

Asset Purchase Agreement for the sale of television station WALA, Mobile, Alabama, by and among Mercury New Holdco, Inc. and Media General, Inc. on the one hand, and Meredith Corporation on the other hand, dated as of August 20, 2014.

99.1	Joint Press Release issued August 20, 2014 by Media General and LIN Media.

*

All schedules to the Divestiture Agreements have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed combination or the proposed purchases and sales will occur as currently contemplated, or at all, or that the expected benefits from the combination will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed combination include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the combination, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the Merger Agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013 and Quarterly Reports on Form 10-Q for the quarter ended June 30, 2014 and in the Registration Statement on Form S-4  and the related joint proxy statement/prospectus with respect to the combination filed with the SEC on July 24, 2014, and is included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General or LIN Media. In connection with the Merger Agreement, New Holdco has filed with the SEC a Registration Statement on Form S-4 (the “Form S-4”) that includes a joint proxy statement/prospectus that has been filed with the SEC by Media General and LIN Media.   New Holdco, Media General and LIN Media intend to file supplemental materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, NEW HOLDCO AND THE PROPOSED COMBINATION. The Form S-4, including the joint proxy statement/prospectus, and the supplemental materials (when they become available), and any other documents filed by Media General, New Holdco and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and New Holdco may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the transaction. Information about Media General’s directors and executive officers is available in the Form S-4 and the joint proxy statement/prospectus regarding the transaction that has been filed with the SEC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIN MEDIA LLC
Date: August 26, 2014

	By:	/s/ Nicholas N. Mohamed
	Name:	Nicholas N. Mohamed
	Title:	Vice President Controller

Exhibit Index

Exhibit No.	Description

2.1*

Asset Purchase Agreement for the sale of television stations WLUK-TV and WCWF-TV, Green Bay-Appleton, Wisconsin, by and among Mercury New Holdco, Inc. and LIN Television Corporation, on the one hand, and Harrisburg Television, Inc. on the other hand, dated as of August 20, 2014.

2.2*

Asset Purchase Agreement for the sale of television station WJCL(TV), Savannah, Georgia, by and among Media General, Inc., Mercury New Holdco, Inc., LIN Television Corporation and LIN License Company, LLC on the one hand, and WJCL Hearst Television LLC and Hearst Television Inc. on the other hand, dated as of August 20, 2014.

2.3*

Asset Purchase Agreement for the sale of certain assets relating to television station WTGS-TV, Hardeeville, South Carolina (Savannah, Georgia Market), by and among Mercury New Holdco, Inc. and LIN Television Corporation, on the one hand, and Sinclair Communications, LLC on the other hand, dated as of August 20, 2014.

2.4*

Asset Purchase Agreement for the sale of television station WALA, Mobile, Alabama, by and among Mercury New Holdco, Inc. and Media General, Inc. on the one hand, and Meredith Corporation on the other hand, dated as of August 20, 2014.

99.1	Joint Press Release issued August 20, 2014 by Media General and LIN Media.

*

All schedules to the Divestiture Agreements have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.